EXHIBIT 99.1

PRESS RELEASE

Loncor Resources Reports on Initial Bottle Roll Metallurgical Testwork
Results from Makapela

●	Cyanide leach tests from drill core yield an average 84% gold recovery from Vein 1, 80.6% from Vein 2

●	Four drills have recommenced drilling at the Makapela Prospect to delineate the mineralized zones in the Main, North and Sele Sele pit areas

Toronto, Canada – January 30, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE-AMEX: "LON") is pleased to announce initial bottle roll metallurgical testwork results at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC"). Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills.  The veins are currently being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres. Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover. Drill core assay results have been previously reported for 36 boreholes.

For this preliminary metallurgical testwork, a number of core samples were used from the previously reported Vein1, Vein 2 and Sele Sele vein intersections. For Reef 1, ten core samples from two boreholes with grades from 2.50 g/t to 59.03 g/t Au (average grade 19.6 g/t Au) were used for the testwork and for Vein 2, 15 core samples from two boreholes with grades from 1.29g/t to 76.33 g/t Au (average grade 15.24 g/t) were utilised. From the Sele Sele area, 14 core samples from one borehole grading 2.54 g/t to 18.17 g/t Au (average grade 7.30 g/t Au) were used.

For the bottle roll testwork, each core sample was crushed down to minus 2mm and pulverized down to 90% passing 75 microns. Triplicate samples were analysed by fire assay to determine the average head grade of each sample. A 1.5kg pulverised sample was then bottle rolled for 24 hours in a dilute cyanide solution to extract the gold.  Gold analyses were then undertaken on the total gold in cyanide solution and the grade in the sample tails to arrive at the amount of gold extracted by the cyanide solution. The bottle roll results are summarised below in Table 1.

Table 1 – Makapela bottle roll metallurgical testwork results

Vein	No. of Core Samples	Minimum Met. Recovery (%)	Maximum Met. Recovery (%)	Average Met. Recovery (%)
1	10	70.8	97.6	84.0
2	15	50.6	100	80.6
Sele Sele	14	16.1	93.5	55

Commenting on these preliminary metallurgical results, Peter Cowley, President and C.E.O. of the Company said “We are encouraged by these results which indicate that the higher resource potential Veins 1 and 2 are not refractory and have good metallurgical recoveries. The lower resource potential Sele Sele mineralization requires further mineralogical and leaching testwork to investigate the wide variation in these preliminary results, to better define the leach characteristics of this mineralization and to optimise metallurgical recoveries.”

Four drill rigs have recommenced drilling at Makapela, with the objective of delineating the strike and dip extents of the mineralized zones in the Main, North and Sele Sele areas.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania.  Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 4,550 km2 that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 54 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley, President and Chief Executive Officer, T: + 44 (0) 790 454 0856
or
Arnold T. Kondrat, Executive Vice President,  T: 1 (416) 366-2221 or 1 (800) 714-7938
or
Naomi Nemeth, Investor Relations, T:  1 (416) 366-2221, ext. 2802or 1 (800) 714-7938

Figure 1 – Geology of the Sele Sele area, Makapela Prospect, Ngayu Project

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Drillhole Collars
Sele Sele Pit Outline
Quartz Vein
Banded Iron Formation
Dolerite
Basalt
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Loncor Resources Inc

Geology of the Sele Sele area, Ngayu

Figure 2 – Geology of the Makapela Main and North Pits, Ngayu Project

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North Pit
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Pit Outline
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Feldspar Porphyry
Quartz Feldspar Porphyry
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Loncor

Geology of the Makapela Main and North Pits, Ngayu

Figure 3 – Makapela regional Soil Geochemistry including Sele Sele, North and Main pit areas